Exhibit 99.11

CONSENT OF EXPERT

I hereby consent to the use and reference to my name and my report entitled "Western Copper and Gold Corporation, Casino Project, Form 43-101F1 Technical Report, Preliminary Economic Assessment, Yukon, Canada - Revision 0", and portions thereof of and the information derived therefrom, included in or incorporated by reference into Western Copper and Gold Corporation's Annual Report on Form 40-F for the year ended December 31, 2021 and Registration Statement on Form F-10 (File No. 333-241689).

March 24, 2022

(s) John M. Marek, P.E.
John M. Marek, P.E.